UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Textainer Group Holdings Limited

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G8766E109

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. G8766E109

1	NAME OF REPORTING PERSON Halco Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION LIBERIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 29,778,802 Common Shares (See Item 4)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 29,778,802 Common Shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,778,802 Common Shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 62.6%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. G8766E109

1	NAME OF REPORTING PERSON Trencor Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 29,778,802 Common Shares (See Item 4)
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 29,778,802 Common Shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,778,802 Common Shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 62.6%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1(a):	Name of Issuer:

Textainer Group Holdings Limited

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

Century House 16 Par-La-Ville Road Hamilton HM HX Bermuda

ITEM 2(a):	Name of Persons Filing:

This statement on Schedule 13G (this “Statement”) is being filed by Halco Holdings Inc. and Trencor Limited (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission pursuant to Section 13 of the Act.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 29, 2008, a copy of which is attached as Exhibit 99.1 to this Statement, pursuant to which the Reporting Persons agreed to file this Statement and any amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

Halco Holdings Inc. Suite 5, Block A, Hirzel Court St. Peter Port, Guernsey, Channel Islands 641 2NN Trencor Limited 1313 Main Tower Standard Bank Centre Heerengracht Cape Town 8001 South Africa

ITEM 2(c):	Citizenship:

Halco Holdings Inc. is organized under the laws of Liberia Trencor Limited is organized under the laws of the Republic of South Africa.

ITEM 2(d):	Title of Class of Securities:

Common Shares, $0.01 par value per share

ITEM 2(e):	CUSIP Number:

G8766E109

ITEM 3:	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d) ☐	Investment company registered under Section 8 of the Investment Company Act.

	(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership.

(a) Amount Beneficially Owned:

Halco Holdings Inc. (“Halco”) owns 29,778,802 Common Shares. Halco is owned by a discretionary trust with an independent trustee in which Trencor Limited (“Trencor”) and certain of its affiliates are the sole discretionary beneficiaries. Halco is the wholly-owned subsidiary of the Halco Trust. Trencor is a South African container and logistics public company, listed on the JSE Limited in Johannesburg, South Africa. The protectors of the Halco Trust are Messrs. Neil I. Jowell, Cecil Jowell and James E. McQueen. The protectors of the trust have the power, under the trust documents, to appoint or remove the trustee. The protectors cannot be removed and have the right to nominate replacement protectors. In addition, any changes to the beneficiary of the Halco Trust must be agreed to by both the independent trustee and the protectors of the trust. Trencor and Messrs. Neil I. Jowell, Cecil Jowell and James E. McQueen hereby disclaim any beneficial ownership, except to the extent of their respective pecuniary interest therein, if any, of the shares held by Halco.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

(b) Percent of Class:

62.6% (percentage ownership is based on 47,604,640 shares outstanding as of March 28, 2008, as reported in Textainer Group Holdings Limited’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission on March 28, 2008).

(c) Number of shares as to which such persons have:

(i)     Sole power to vote or to direct the vote:

See the response to Item 5 of the cover page for each Reporting Person.

(ii)    Shared power to vote or to direct the vote:

See the response to Item 6 of the cover page for each Reporting Person.

(iii)  Sole power to dispose or to direct the disposition of:

See the response to Item 7 of the cover page for each Reporting Person.

(iv)   Shared power to dispose or to direct the disposition of:

See the response to Item 8 of the cover page for each Reporting Person.

ITEM 5:	Ownership of Five Percent or Less of a Class.

Not applicable

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

See the response to Items 4(a) and 4(b) above.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

ITEM 8:	Identification and Classification of Members of the Group.

Not applicable

ITEM 9:	Notice of Dissolution of a Group.

Not applicable

ITEM 10:	Certification.

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008

HALCO HOLDINGS, INC.

By:	/s/ Robert J. Du Feu
Name:	Robert J. Du Feu
Title:	Director

TRENCOR LIMITED

By:	/s/ James E. McQueen
Name:	James E. McQueen
Title:	Director

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of May 29, 2008 among the Reporting Persons.